# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BJs RESTAURANTS INC, CIK 0001013488
CUSIP: 09180C106
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 7755 Center Avenue, Suite 300, Huntington Beach, California (CA), 92647
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001163653

## Reporting persons
- NOMURA HOLDINGS INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 636,893; sole dispositive power 0; shared dispositive power 636,893; aggregate amount beneficially owned 636,893 (3% of the class)
  Comment: (1) Shared voting and dispositive power represents (i) 600,507 shares of Common Stock beneficially owned by Nomura Global Financial Products, Inc. ("NGFP") and (ii) 36,386 shares of Common Stock beneficially owned by Nomura Securities International, Inc. ("NSI"). NGFP and NSI are wholly owned subsidiaries of Nomura Holdings, Inc., which accordingly may be deemed to beneficially own the shares of Common Stock beneficially owned by NGFP and NSI.
  
  (2) The percent of class is calculated based on 21,134,781 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2025 filed with the SEC on November 5, 2025.
- NOMURA GLOBAL FINANCIAL PRODUCTS INC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 600,507; sole dispositive power 0; shared dispositive power 600,507; aggregate amount beneficially owned 600,507 (2.8% of the class)
  Comment: (3) The percent of class is calculated based on 21,134,781 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2025 filed with the SEC on November 5, 2025.

## Item 1. Issuer
Name of issuer: BJs RESTAURANTS INC
Address of issuer's principal executive offices: 7755 Center Avenue, Suite 300, Huntington Beach, California, 92647

## Item 2. Person Filing
Name of person filing:
Nomura Holdings, Inc.

Nomura Global Financial Products, Inc.

This Schedule 13G excludes securities beneficially owned, if any, by certain subsidiaries of Nomura Holdings Inc. whose beneficial ownership of securities are disaggregated from that of Nomura Holdings Inc. in accordance with SEC Release No. 34-39538 (January 12, 1998).
Address of principal business office or, if none, residence:
Nomura Holdings, Inc.:

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan

Nomura Global Financial Products, Inc.:

Worldwide Plaza

309 West 49th Street

New York, NY 10019
Citizenship:
Nomura Holdings, Inc.:

Japan

Nomura Global Financial Products, Inc.:

Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Items 5-11 of the cover pages are incorporated by reference.
Percent of class: Items 5-11 of the cover pages are incorporated by reference.
Sole power to vote or to direct the vote: Items 5-11 of the cover pages are incorporated by reference.
Shared power to vote or to direct the vote: Items 5-11 of the cover pages are incorporated by reference.
Sole power to dispose or to direct the disposition: Items 5-11 of the cover pages are incorporated by reference.
Shared power to dispose or to direct the disposition: Items 5-11 of the cover pages are incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit B

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Subsidiaries

## Signatures
- NOMURA HOLDINGS INC: /s/ Samir Patel, Samir Patel, Managing Director (02/17/2026)
- NOMURA GLOBAL FINANCIAL PRODUCTS INC: /s/ Samir Patel, Samir Patel, Authorized Officer (02/17/2026)